FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      T     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____   No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release on the fourth quarter and full year 2007 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on March 12, 2008.

JA Solar Reports Fourth Quarter and Full Year 2007 Results

Fourth Quarter 2007 Highlights

•	Revenue of RMB 1.05 billion (US$ 144.2 million), an increase of 201.0% over Q4 2006
•	Income from operations of RMB 132.9 million (US$ 18.2 million), an increase of 79.3% over Q4 2006
•	Total gross profit of RMB 222.7 million (US$ 30.5 million) compared to RMB 83.7 million (US$ 11.5 million) in Q4 2006
•	Gross margin was 21.2% compared to 23.9% in Q4 2006
•
Net income of RMB 0.64 (US$ 0.09) per diluted ADS, which included a foreign exchange loss of RMB 57.3 million (US$ 7.9 million) compared to RMB 0.82 (US$ 0.11) per diluted ADS, which included a foreign exchange gain of RMB 1.0 million (US$ 0.1 million) in Q4 2006

•	Shipped 50.2 MW, up 266.4%over Q4 2006

Full Year 2007 Highlights

•	Full year 2007 revenues of RMB 2.69 billion (US$ 369.3 million), an increase of 286.8% over 2006
•	Income from operations of RMB 446.4 million (US$ 61.2 million), an increase of 240.0% over 2006
•	Total gross profit of RMB 600.9 million (US$ 82.4 million) compared to RMB 172.3 million (US$ 23.6 million) in 2006
•	Gross margin was 22.3% compared to 24.7% in 2006
•	Net income of RMB 2.93 (US$ 0.40) per diluted ADS compared to RMB 1.08 (US$ 0.15) per diluted ADS for the full year 2006
•	Shipped 132.4 MW in 2007, an increase of 403.4% from 2006
•	Increased annual manufacturing capacity from 75MW to 175MW

Outlook for 2008

•	Expect Full Year 2008 revenues in the range of RMB 7.22 billion (US$ 990.0 million) to RMB 8.02 billion (US$ 1.10 billion)
•	Expect 2008 gross margin to be above 20%
•	Expect to break ground on new solar cell manufacturing facility in Yangzhou, China during second half 2008
•	Raising annual production capacity to 500 MW from 425 MW by the end of 2008
•	Expect 2008 production output of 340 MW

Hebei, China, March 12, 2008 – JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the fourth quarter and year ended December 31, 2007.

Fourth Quarter 2007 Results

Total revenues for the fourth quarter 2007 were RMB 1.05 billion (US$ 144.2 million), an increase of 201.0% from fourth quarter 2006 quarter revenues of RMB 349.4 million (US$ 47.9 million), and an increase of 23.7% from third quarter 2007 revenues of RMB 850.0 million (US$ 116.5 million).

Total gross profit for the fourth quarter 2007 was RMB 222.7 million (US$ 30.5 million) compared to RMB 83.7 million (US$ 11.5 million) in the fourth quarter 2006, and RMB 199.3 million (US$ 27.3 million) in the third quarter 2007. Gross margin was 21.2% in the fourth quarter of 2007 compared to 23.9% in the fourth quarter of 2006, and 23.5% in the third quarter of 2007.

Net income available to ordinary shareholders for the fourth quarter 2007 was RMB 98.3 million (US$ 13.5 million) compared to a net income available to ordinary shareholders of RMB 66.9 million (US$ 9.2 million) for the fourth quarter 2006, and net income available to ordinary shareholders of RMB 165.9 million (US$ 22.7 million) for the third quarter 2007.

For the fourth quarter 2007 basic and diluted earnings per ADS were RMB 0.65 (US$ 0.09) and RMB 0.64 (US$ 0.09), respectively. The fourth quarter 2007 included share-based compensation expense of RMB 61.2 million (US$ 8.4 million) and foreign exchange loss of RMB 57.3 million (US$ 7.9 million).

Capital expenditures were RMB 128.9 million (US$ 17.7 million) in the fourth quarter 2007, as compared to RMB 23.6 million (US$ 3.2 million) in the fourth quarter 2006, and RMB 144.3 million (US$ 19.8 million) in the third quarter 2007. Depreciation and amortization expenses in the fourth quarter 2007 were RMB 11.9 million (US$ 1.6 million), as compared to RMB 4.9 million (US$ 0.7 million) in the fourth quarter 2006, and RMB 10.7 million (US$ 1.5 million) in the third quarter 2007.

As of December 31, 2007, JA Solar had cash and cash equivalents of RMB 1.15 billion (US$ 157.0 million) compared with RMB 95.8 million (US$ 13.1 million) at the end of the fourth quarter 2006, and RMB 0.79 billion (US$ 108.9 million) at the end of the third quarter 2007. Short term debt increased to RMB 200.0 million (US$ 27.4 million) at the end of the fourth quarter 2007 from RMB 150.0 million (US$ 20.6 million) at the end of the fourth quarter 2006, and RMB 150.0 million (US$ 20.6 million) at the end of third quarter 2007.

Summary of megawatts produced and shipped (includes cell processing service)
Three months ended
Megawatts	December 31, 2006	September 30, 2007	December 31, 2007

Produced	17.1MW	44.6MW	48.7MW

Shipped	13.7MW	43.8MW	50.2MW

Cost per watt excluding wafer cost	US$0.228/Wp	US$ 0.192/Wp	US$ 0.190/Wp

2007 Full Year Results

Revenues for the full year 2007 were RMB 2.69 billion (US$ 369.3 million), an increase of 286.8% from the full year 2006 revenues of RMB 696.5 million (US$ 95.5 million). The increase was principally due to continued strong growth in market demand for PV industry and our ability to expand the Company’s production capacity to support the business growth.

Total gross profit for 2007 was RMB 600.9 million (US$ 82.4 million) compared to RMB 172.3 million (US$ 23.6 million). Total gross margin was 22.3% for 2007 compared to 24.7% for 2006.

Net income available to ordinary shareholders for the full year 2007 was RMB 398.2 million (US$ 54.6 million) compared to a net income available to ordinary shareholders of RMB 86.4 million (US$ 11.8 million) for the full year 2006.

For the full year 2007 basic and diluted earnings per ADS were RMB 2.96 (US$ 0.41) and RMB 2.93 (US$ 0.40), respectively.

The full year 2007 included share-based compensation expense of RMB 88.8 million (US$ 12.2 million) and foreign exchange loss of RMB 112.8 million (US$ 15.5 million).Diluted earnings per ADS calculations for the full year 2007 were based on 136.72 million weighted average numbers of ADSs outstanding, compared to 80.17 million ADSs in 2006.

Capital expenditures were RMB 421.8 million (US$ 57.8 million) for the full year 2007, as compared to RMB 107.6 million (US$ 14.8 million) for the full year 2006. The increase was primarily due to expanding of new production capacity.  Depreciation and amortization expenses for the full year 2007 were RMB 34.1 million (US$ 4.7 million), as compared to RMB 11.2 million (US$ 1.5 million) for the full year 2006.

Effective from February 7, 2008, the Company changed its ADS to ordinary share ratio from the one ADS for every three ordinary shares to one ADS for every one ordinary share. Both the basic and diluted earnings per ADS and both the basic and diluted weighted average number of ADSs outstanding for all periods presented have been restated to conform to the current ADS ratio accordingly.

The conversion of Renminbi into U.S. dollars for the full year of 2007 and the fourth quarter of 2007 in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB 7.2946 to US$1.00.  No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

 “We once again achieved record revenues in the fourth quarter of 2007 and extraordinary business growth for the full year," said Samuel Yang, JA Solar’s Chief Executive Officer. “During the year, we increased our annual production capacity from 75MW to 175MW, and achieved impressive throughput and yield from our cell lines without compromising profitability. The several key additions in talent to our teams in sales and marketing, technology, and at the executive level helped ensure the smooth execution of our expansion.  Our strategic decision to expand our supply sources and our practice of holding JA Solar’s products to one of the highest performance standards in the industry were also contributing factors to our success.  On the supply side, we were able to expand our base of major suppliers from two to four and contractually secured sufficient wafer supply to cover our anticipated 2008 production capacity.”

“In 2008 we plan to build on JA Solar’s strong brand and technology platform through increased sales and marketing efforts, greater investment in R&D, and continued expansion of our production capacity.  We have already broken ground for ten new cell lines in Hebei, and plan to break ground for another ten cell lines at a new facility in Yangzhou during the second half of 2008. On the technology front, we plan to open a research laboratory in Silicon Valley, California.  We believe the true driving force for broader application of solar technology and the achievement of grid parity is low cost.  By 2010, JA Solar strives to be a cost leader in the industry and establish the industry cost benchmark through technical innovation and operational efficiency.  We have enormous confidence that our production scale and execution capability would position JA Solar to achieve aggressive cost reductions as we address a rapidly evolving market.”

JA Solar’s CFO, Herman Zhao, said, “In 2007 JA Solar demonstrated our financial discipline through the ability to more than double our annual production capacity while achieving impressive top line growth and profitability.  While our performance was strong in Q4, we experienced foreign exchange losses in the quarter, which impacted our bottom line.  Due to the depreciation of the U.S. dollar against the RMB in Q4, we recorded foreign exchange losses of RMB 57.3 million (US$ 7.9 million) for the quarter. Going forward we plan to manage the foreign exchange impact to our bottom line through focused initiatives which involve converting foreign currencies into RMB, currency hedging, diversification of our international supplier base, and the addition of pricing clauses in our international sales contracts.  While the economic environment is expected to remain volatile, we expect another record year for our Company in terms of growth and profitability in 2008.  We are fully committed to bringing further value to our shareholders in 2008 and future years.”

2008 Outlook

Based on current customer demand and market forecasts, we expect revenues for the full year 2008 in the range of RMB 7.22 billion (US$ 990.0 million) to RMB 8.02 billion (US$ 1.10 billion). Gross margins for 2008 are expected to be above 20%.

We expect total production output of approximately 340MW for 2008, with a total annual production capacity of 500MW, which is above our previous annual production capacity guidance of 425MW.

The capital expenditures are expected to be RMB 966.8 million (US$ 132.5 million), primarily for capacity expansion. R&D expense is expected to be RMB 36.6 million (US$ 5.0 million).

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:30p.m. on Wednesday, March 12, 2007 (in Hebei), which will be 8:30a.m. on Wednesday, March 12 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing 201-689-8560.   A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing 201-612-7415. The account number to access the replay is 3055 and the pass code is 275768.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Forward-looking Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-21-6095-5896	In the U.S. Gerrard Lobo The Ruth Group globo@theruthgroup.com +1-646-536-7023

# # #

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	December 31, 2006		September 30, 2007		December 31, 2007
	RMB	USD	RMB	USD	RMB	USD
Revenue from sale of goods
Solar products to third parties	309,618,090	42,444,835	803,948,453	110,211,451	964,043,903	132,158,570
Solar products to related parties	39,785,881	5,454,155	4,235,069	580,576	56,581,075	7,756,570
Solar cells processing	-	-	41,811,183	5,731,799	30,946,942	4,242,445
Total revenues	349,403,971	47,898,990	849,994,705	116,523,826	1,051,571,920	144,157,585
Cost of revenues
Solar products	(265,733,652)	(36,428,817)	(639,550,780)	(87,674,551)	(820,159,946)	(112,433,848)
Solar cells processing	-	-	(11,112,156)	(1,523,340)	(8,715,419)	(1,194,777)
Total cost of revenues	(265,733,652)	(36,428,817)	(650,662,936)	(89,197,891)	(828,875,365)	(113,628,625)
Gross profit	83,670,319	11,470,173	199,331,769	27,325,935	222,696,555	30,528,960
Selling, general and administrative expenses	(8,886,291)	(1,218,201)	(27,813,372)	(3,812,871)	(88,286,415)	(12,102,982)
Research and development expenses	(645,732)	(88,522)	(1,109,276)	(152,068)	(1,461,299)	(200,326)
Total operating expenses	(9,532,023)	(1,306,723)	(28,922,648)	(3,964,939)	(89,747,714)	(12,303,308)
Income from operations	74,138,296	10,163,450	170,409,121	23,360,996	132,948,841	18,225,652
Interest expense	(2,219,396)	(304,252)	(1,321,305)	(181,135)	(1,497,516)	(205,291)
Interest income	398,977	54,695	13,992,625	1,918,217	17,193,244	2,356,982
Other income	64,414	8,830	1,735,985	237,982	1,421,231	194,833
Foreign exchange gain/ (loss)	1,043,758	143,086	(18,952,072)	(2,598,096)	(57,304,623)	(7,855,759)
Income before income taxes	73,426,049	10,065,809	165,864,354	22,737,964	92,761,177	12,716,417
Income tax benefit/ (expense)	-	-	-	-	5,569,615	763,526
Net income	73,426,049	10,065,809	165,864,354	22,737,964	98,330,792	13,479,943
Preferred shares accretion	(1,113,799)	(152,688)	-	-	-	-
Preferred shares beneficial conversion charge	-	-	-	-	-	-
Allocation of income to participating preferred share holders	(5,449,328)	(747,036)	-	-	-	-
Net income available to ordinary shareholders	66,862,922	9,166,085	165,864,354	22,737,964	98,330,792	13,479,943
Net income per ordinary shares
Basic	0.84	0.11	1.20	0.16	0.65	0.09
Diluted	0.82	0.11	1.18	0.16	0.64	0.09

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	138,270,000	138,270,000	150,794,647	150,794,647
Diluted	89,803,092	89,803,092	140,095,013	140,095,013	152,508,160	152,508,160

Net income per ADS
Basic	0.84	0.11	1.20	0.16	0.65	0.09
Diluted	0.82	0.11	1.18	0.16	0.64	0.09

Weighted average number of ADS outstanding:
Basic	80,000,000	80,000,000	138,270,000	138,270,000	150,794,647	150,794,647
Diluted	89,803,092	89,803,092	140,095,013	140,095,013	152,508,160	152,508,160

Each ADS represents 1 ordinary share

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

	Year ended
	December 31, 2006		December 31, 2007
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
Revenue from sale of goods
Solar products to third parties	565,327,330	77,499,428	2,532,417,761	347,163,348
Solar products to related parties	131,130,774	17,976,417	62,205,840	8,527,656
Solar cells processing	-	-	99,076,635	13,582,189
Total revenues	696,458,104	95,475,845	2,693,700,236	369,273,193
Cost of revenues
Solar products	(524,163,013)	(71,856,306)	(2,066,559,465)	(283,299,902)
Solar cells processing	-	-	(26,232,337)	(3,596,131)
Total cost of revenues	(524,163,013)	(71,856,306)	(2,092,791,802)	(286,896,033)
Gross profit	172,295,091	23,619,539	600,908,434	82,377,160
Selling, general and administrative expenses	(39,656,083)	(5,436,361)	(150,319,332)	(20,606,933)
Research and development expenses	(1,357,610)	(186,112)	(4,200,013)	(575,770)
Total operating expenses	(41,013,693)	(5,622,473)	(154,519,345)	(21,182,703)
Income from operations	131,281,398	17,997,066	446,389,089	61,194,457
Interest expense	(5,055,382)	(693,031)	(6,595,460)	(904,156)
Interest income	823,995	112,960	62,579,521	8,578,883
Other income	64,414	8,830	5,225,569	716,361
Foreign exchange gain/ (loss)	1,300,008	178,215	(112,799,886)	(15,463,478)
Income before income taxes	128,414,433	17,604,040	394,798,833	54,122,067
Income tax benefit/ (expense)	-	-	5,569,615	763,526
Net income	128,414,433	17,604,040	400,368,448	54,885,593
Preferred shares accretion	(1,603,399)	(219,806)	(515,251)	(70,635)
Preferred shares beneficial conversion charge	(34,732,133)	(4,761,349)	-	-
Allocation of income to participating preferred share holders	(5,682,574)	(779,010)	(1,648,040)	(225,926)
Net income available to ordinary shareholders	86,396,327	11,843,875	398,205,157	54,589,032
Net income per ordinary shares
Basic	1.08	0.15	2.96	0.41
Diluted	1.08	0.15	2.93	0.40

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	134,525,226	134,525,226
Diluted	80,166,178	80,166,178	136,721,772	136,721,772

Net income per ADS
Basic	1.08	0.15	2.96	0.41
Diluted	1.08	0.15	2.93	0.40

Weighted average number of ADS outstanding:
Basic	80,000,000	80,000,000	134,525,226	134,525,226
Diluted	80,166,178	80,166,178	136,721,772	136,721,772
Each ADS represents 1 ordinary share

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2006		December 31, 2007
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
ASSETS
Current assets
Cash and cash equivalents	95,758,377	13,127,296	1,145,032,918	156,969,939
Available-for-sale securities	-	-	803,121,383	110,098,070
Accounts receivables from third party customers	47,719,752	6,541,791	28,819,554	3,950,807
Accounts receivables from related party customers	-	-	24,730,689	3,390,273
Inventories	154,675,325	21,204,086	157,334,310	21,568,600
Advances to related party suppliers	39,831,642	5,460,429	389,871,684	53,446,616
Advances to third party suppliers	1,608,765	220,542	898,722,659	123,203,830
Other current assets	6,673,976	914,920	42,315,074	5,800,877
Deferred tax assets	-	-	1,214,246	166,458
Total current assets	346,267,837	47,469,064	3,491,162,517	478,595,470
Property and equipment, net	139,399,605	19,109,972	532,011,999	72,932,306
Intangible asset, net	7,224,713	990,419	6,687,677	916,798
Deferred tax assets	-	-	4,355,369	597,068
Other long term assets-advance to suppliers	-	-	536,332,174	73,524,549
Total assets	492,892,155	67,569,455	4,570,549,736	626,566,191
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Value-added tax payables	3,639,665	498,953	342,025	46,887
Advances from third parties customers	21,329,609	2,924,027	70,285,896	9,635,332
Short-term bank borrowings	150,000,000	20,563,156	200,000,000	27,417,542
Accounts payable to third parties	2,501,790	342,965	10,119,234	1,387,223
Other payables to third parties	2,769,566	379,673	16,841,500	2,308,763
Payroll and welfare payable	2,676,854	366,964	6,364,403	872,481
Accrued expenses	3,932,709	539,126	15,279,750	2,094,666
Accounts payable to related parties	70,868	9,715	70,816	9,708
Other payable to related parties	183,555	25,163	113,819,404	15,603,241
Total current liabilities	187,104,616	25,649,742	433,123,028	59,375,843
Accrued warranty cost	-	-	929,170	127,378
Total liabilities	187,104,616	25,649,742	434,052,198	59,503,221
Commitment and Contingencies	-	-	-	-
Shareholders’ equity:
Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and December 31 2007)	110,037,714	15,084,818	-	-
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 154,058,500 shares issued and outstanding as of December 31, 2006 and December 31, 2007)	66,212	9,077	123,307	16,904
Additional paid-in capital	106,715,707	14,629,412	3,655,194,120	501,082,187
Statutory reserve	14,587,748	1,999,801	71,617,912	9,817,935
Accumulated earnings	74,380,158	10,196,605	417,203,191	57,193,430
Accumulated other comprehensive income	-	-	(7,640,992)	(1,047,486)
Total shareholders’ equity	195,749,825	26,834,895	4,136,497,538	567,062,970
Total liabilities and shareholders’ equity	492,892,155	67,569,455	4,570,549,736	626,566,191

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:      Huaijin Yang

Title:         Chief Executive Officer

Date: March 12, 2008